SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

April 1, 2024

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Mr. Scott Anderegg

Division of Corporate Finance
Office of Real Estate & Construction

Re:	SAG Holdings Limited (the “Company”)
Registration Statement on Form F-1 (Registration No. 333-267771)
Request for Acceleration of Effective Date

Ladies and gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 29, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, April 1, 2024, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact David Ficksman at (310) 789-1290.

Very truly yours,

By:	/s/ Chin Heng Neo
Name:	Chin Heng Neo
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC